FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú

Item
1.	Translation of a letter to CONASEV, dated October 2, 2006, regarding the Rules related to Key Events, Private Information and other Communications, concerning the Purchase Agreement between Telefónica del Perú S.A.A. and Urbano Express S.A.

Item 1

Lima, October 2, 2006

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Re: Key Events

Dear Sirs:

According to Article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, we inform you that, in execution of the agreement of the Board of Directors adopted on September 20, 2006, on September 29, 2006, was subscribed the purchase agreement of shares by virtue of which Telefónica del Perú S.A.A. transferred to the business Urbano Express S.A. the integral part of its participation in Transporte Urgente de Mensajería S.A.C.

Consequently, from September 29, 2006 the business Transporte Urgente de Mensajería S.A.C. will be no longer a subsidiary of Telefónica del Perú S.A.A. and part of Grupo Telefónica. In the next few days we will deliver the information about the Economic Group properly brought up to date in the format established to effect.

Sincerely,

/s/ Julia María Morales Valentín
Julia María Morales Valentín
Stock Market Representative
Telefónica del Perú S.A.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú

Date: October 4, 2006	By:	/s/ Julia María Morales Valentín
	Name:	Julia María Morales Valentín
	Title:	General Counsel of Telefónica del Perú S.A.A.